Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2018 Results

CHONGQING, China—August 7, 2018—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2018.

Second Quarter 2018 Financial and Operating Highlights

•	Polysilicon production volume of 5,659 MT in Q2 2018, compared to 5,657 MT in Q1 2018
•	Polysilicon external sales volume(1) of 3,881 MT in Q2 2018, compared to 5,411 MT in Q1 2018
•	Polysilicon average total production cost(2) of $9.05/kg in Q2 2018, compared to $9.19/kg in Q1 2018
•	Polysilicon average cash cost(2) of $7.43/kg in Q2 2018, compared to $7.53/kg in Q1 2018
•	Polysilicon average selling price (ASP) was $16.22/kg in Q2 2018, compared to $17.68/kg in Q1 2018
•	Solar wafer sales volume of 9.8 million pieces in Q2 2018, compared to 13.3 million pieces in Q1 2018
•	Revenue of $67.0 million in Q2 2018, compared to $103.3 million in Q1 2018
•	Gross profit of $27.2 million in Q2 2018, compared to $46.2 million in Q1 2018. Gross margin was 40.6% in Q2 2018, compared to 44.8% in Q1 2018
•	Non-GAAP gross margin(3) of 41.2% in Q2 2018, compared to 45.2% in Q1 2018
•	EBITDA (non-GAAP)(3) of $31.0 million in Q2 2018, compared to $51.7 million in Q1 2018
•	EBITDA margin (non-GAAP)(3) of 46.3% in Q2 2018, compared to 50.0% in Q1 2018
•	Net income attributable to Daqo New Energy shareholders of $13.4 million in Q2 2018, compared to $31.6 million in Q1 2018 and $12.1 million in Q2 2017
•	Earnings per basic American Depository Share (ADS) of $1.06 in Q2 2018, compared to $2.91 in Q1 2018, and $1.15 in Q2 2017
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $18.2 million in Q2 2018, compared to $32.9 million in Q1 2018 and $13.8 million in Q2 2017
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $1.44 in Q2 2018, compared to $3.03 in Q1 2018, and $1.31 in Q2 2017

	Three months ended
US$ millions except as indicated otherwise	June 30, 2018	March 31, 2018	June 30, 2017
Revenues	67.0	103.3	76.0
Gross profit	27.2	46.2	24.2
Gross margin	40.6%	44.8%	31.9%
Operating income	21.0	41.7	20.2
Net income attributable to Daqo New Energy Corp. shareholders	13.4	31.6	12.1
Earnings per basic ADS ($ per ADS)	1.06	2.91	1.15
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	18.2	32.9	13.8
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	1.44	3.03	1.31
Non-GAAP gross profit(3)	27.6	46.6	24.8
Non-GAAP gross margin(3)	41.2%	45.2%	32.6%
EBITDA (non-GAAP)(3)	31.0	51.7	29.8
EBITDA margin(3) (non-GAAP)	46.3%	50.0%	39.2%
Polysilicon sales volume (MT) (1)	3,881	5,411	4,497
Polysilicon production cost ($/kg)(2)	9.05	9.19	8.53
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.43	7.53	6.77

Notes:

(1)	The Company’s polysilicon external sales volume excludes internal sales to Daqo New Energy’s Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been received by external customers, and thus the corresponding revenue has been recognized during the period indicated.
(2)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.
(3)	Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Management Remarks

“We remain confident in the long-term sustainable growth of the polysilicon industry despite the impact by the new solar PV policies issued by the Chinese government on May 31, 2018,” commented Mr. Longgen Zhang, CEO of Daqo New Energy. “The new solar policies caused uncertainty in the domestic solar market and impacted downstream demand in June. Leveraging our strong cash position and efficient corporate management, we maintained full production capacity and resumed shipments when customer demand and pricing stabilized in early July. With our production facilities now running at full capacity and inventory at low levels, we are reiterating our full year polysilicon production guidance of 22,000 to 23,000 MT.”

“Utilization levels and demand from our downstream customers improved in July. According to the China Silicon Association, approximately 30-35% of China’s domestic polysilicon production capacity has been shut down as those producers are unable to survive at the current market prices. With supply becoming increasingly limited and demand gradually recovering, polysilicon ASPs began to improve during July.”

“Despite the challenging market environment in China, demand for solar PV products remains healthy and robust for the rest of the world. New emerging markets in Latin America and the Middle East are booming with growing demand. India in particular is expected to grow rapidly. With grid parity approaching in many markets, such as Europe and the US, project developers are more aggressive in their bids. With solar PV markets outside of China accounting for an increasing percentage of our downstream customer’s shipments, we are confident in the long-term sustainable growth of the polysilicon industry and our ability to benefit from this growth by increasing our production capacity and improving our cost structure and polysilicon purity.”

“I am pleased with our performance in this quarter and our ability to remain flexible and rapidly adapt our business to a challenging market environment. EBITDA during the quarter was $31.0 million and we generated $67.1 million in cash flow from operations during the first half of 2018. We are one of the very few polysilicon producers able to continuously generate positive EBIT, net income, and operation cash flow in this challenging market environment. In addition, we expect to complete our Phase 3B expansion project and start pilot production in the fourth quarter of 2018, which will increase our annual capacity to 30,000 MT and further reduce our polysilicon production cost by approximately $1 per kilogram across our entire production facility. We believe that demand for our high-quality polysilicon products will continue to grow over the long-term as solar PV is becoming increasingly cost competitive and less dependent on government policies and subsidies. Our strong balance sheet, sufficient operating cash flow and newly added capacity coming online will help us to further solidify our position as the polysilicon manufacturing leader.”

Other Corporate Developments

In April 2018, the Company issued 2,064,379 ADSs, representing 51,609,475 ordinary shares, through a follow-on offering, at $55.00 per ADS. The proceeds, net of underwriting commission and issuance cost, were $106.6 million.

In May 2018, Xinjiang Daqo New Energy, one of the Company subsidiaries, voluntarily delisted from the China New Third Board for better use of our resources and to save unnecessary listing costs, because the effectiveness and efficiency of financing activities on the China New Third Board did not meet the Company’s expectations.

Outlook and guidance

The Company will begin a scheduled maintenance shutdown for its Xinjiang polysilicon facility in September, which is expected to impact polysilicon production by approximately 2 to 3 weeks based on current maintenance plans. During this period, in additional to the scheduled annual maintenance work, the Company will also connect the newly constructed phase 3B facility to its existing facilities, upgrade technology across all of its facilities and install various manufacturing efficiency projects. As such, the Company expects to produce approximately 4,100 MT to 4,300 MT of polysilicon and sell approximately 5,900 MT to 6,100 MT of polysilicon to external customers during the third quarter of 2018. The above external sales guidance excludes shipments of polysilicon to be used internally by the Company’s Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 7.0 million to 8.0 million pieces for the third quarter of 2018. For the full year 2018, the Company expects to produce approximately 22,000 to 23,000 MT of polysilicon, inclusive of the impact of our annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2018 Results

Revenues

Revenues were $67.0 million, compared to $103.3 million in the first quarter of 2018 and $76.0 million in the second quarter of 2017.

Revenues from polysilicon sales to external customers were $63.0 million, compared to $95.6 million in the first quarter of 2018 and $61.1 million in the second quarter of 2017. External polysilicon sales volume was 3,881 MT, compared to 5,411 MT in the first quarter of 2018, and 4,497 MT in the second quarter of 2017. The decrease in revenues from polysilicon was primarily due to lower polysilicon sales volumes and lower ASPs. The Chinese government issued new solar PV policies on May 31, 2018, which are expected to reduce solar installation quotas and feed-in tariffs in China during the second half of 2018. This created uncertainty in the domestic solar market and negatively impacted downstream demand.

Revenues from wafer sales were $4.0 million, compared to $7.6 million in the first quarter of 2018 and $14.9 million in the second quarter of 2017. Wafer sales volume was 9.8 million pieces, compared to 13.3 million pieces in the first quarter of 2018 and 27.0 million pieces in the second quarter of 2017. The sequential decrease in revenues from wafer sales was primarily due to lower sales volumes and lower ASPs.

Gross profit and margin

Gross profit was approximately $27.2 million, compared to $46.2 million in the first quarter of 2018 and $24.2 million in the second quarter of 2017. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $27.6 million, compared to $46.6 million in the first quarter of 2018 and $24.8 million in the second quarter of 2017.

Gross margin was 40.6%, compared to 44.8% in the first quarter of 2018 and 31.9% in the second quarter of 2017. The sequential decrease was primarily due to a decrease in ASPs which was partially offset by a decrease in average polysilicon production cost.

In the second quarter of 2018, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $0.4 million, compared to $0.4 million in the first quarter of 2018 and $0.5 million in the second quarter of 2017. Excluding such costs, non-GAAP gross margin was approximately 41.2%, compared to 45.2% in the first quarter of 2018 and 32.6% in the second quarter of 2017.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $7.8 million, compared to $4.8 million in the first quarter of 2018 and $4.5 million in the second quarter of 2017. The increase in SG&A was primarily due to the increase of non-cash share-based compensation costs related to the Company’s 2018 share incentive plan.

Research and development expenses

Research and development (R&D) expenses were approximately $0.2 million, compared to $0.1 million in the first quarter of 2017 and $0.3 million in the second quarter of 2017. Research and development expenses can vary from period to period and reflect R&D activities that took place during each period.

Other operating income

Other operating income was $1.9 million, compared to $0.4 million in the first quarter of 2018 and $0.8 million in the second quarter of 2017. Other operating income mainly consists of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Operating income and margin

As a result of the foregoing, operating income was $21.0 million, compared to $41.7 million in the first quarter of 2018 and $20.2 million in the second quarter of 2017. Operating margin was 31.4%, compared to 40.4% in the first quarter of 2017 and 26.6% in the second quarter of 2017.

Interest expense

Interest expense was $3.4 million, compared to $4.1 million in the first quarter of 2018 and $5.3 million in the second quarter of 2017.

EBITDA

EBITDA was $31.0 million, compared to $51.7 million in the first quarter of 2018 and $29.8 million in the second quarter of 2017. EBITDA margin was 46.3%, compared to 50.0% in the first quarter of 2018 and 39.2% in the second quarter of 2017.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the foregoing, net income attributable to Daqo New Energy Corp. shareholders was $13.4 million, compared to $31.6 million in the first quarter of 2018 and $12.1 million in the second quarter of 2017. Earnings per basic ADS were $1.06, compared to $2.91 in the first quarter of 2018 and $1.15 in the second quarter of 2017.

Financial Condition

As of June 30, 2018, the Company had $179.3 million in cash, cash equivalents and restricted cash, compared to $83.0 million as of March 31, 2018 and $49.8 million as of June 30, 2017. As of June 30, 2018, the accounts receivable balance was $0.3 million, compared to $2.0 million as of March 31, 2018 and $3.8 million as of June 30, 2017. As of June 30, 2018, the notes receivable balance was $19.3 million, compared to $49.7 million as of March 31, 2018 and $10.5 million as of June 30, 2017. As of June 30, 2018, total borrowings were $195.7 million, of which $92.9 million were long-term borrowings, compared to total borrowings of $217.8 million, including $108.4 million long-term borrowings, as of March 31, 2018 and total borrowings of $219.3 million, including $123.1 million long-term borrowings, as of June 30, 2017.

In April 2018, the Company issued 2,064,379 ADSs, representing 51,609,475 ordinary shares, through a follow-on offering, at $55.00 per ADS. The proceeds, net of underwriting commission and issuance cost, were $106.6 million.

Cash Flows

For the six months ended June 30, 2018, net cash provided by operating activities was $67.1 million, compared to $73.6 million in the same period of 2017. The decrease was primarily due to an increase of inventory balance, as well as payment of tax expense.

For the six months ended June 30, 2018, net cash used in investing activities was $52.5 million, compared to $32.9 million in the same period of 2017. The net cash used in investing activities in the first half of 2018 and 2017 was primarily related to the capital expenditure on the Xinjiang polysilicon projects.

For the six months ended June 30, 2018, net cash provided by financing activities was $93.2 million, compared to net cash used in financing activities of $23.4 million in the same period of 2017. The increase was primarily due to net proceeds from follow-on offering.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, Depreciation & Amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on August 7, 2018.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992
Participants please ask to be joined into the Daqo New Energy Corp. call.

A replay of the call will be available 1 hour after the end of the conference through August 14, 2018.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10122848

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon and solar wafers. Daqo primarily sells its products to solar cell and solar module manufacturers across the globe and is also a leading supplier of ultra-high-quality polysilicon for the production of high-efficiency mono-crystalline solar products.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang Province currently has annual polysilicon production capacity of 18,000 metric tons, and the Company is undergoing capacity expansion to reach annual polysilicon production capacity of 30,000 metric tons by the end of 2018. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For more information, please visit http://daqo.gotoip1.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2018 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017

Revenues	$66,953	$103,274	$76,002
Cost of revenues	(39,783)	(57,052)	(51,757)
Gross profit	27,170	46,222	24,245
Operating expenses
Selling, general and administrative expenses	(7,810)	(4,806)	(4,514)
Research and development expenses	(209)	(121)	(279)
Other operating income	1,855	446	751
Total operating expenses	(6,164)	(4,481)	(4,042)
Income from operations	21,006	41,741	20,203
Interest expense	(3,403)	(4,054)	(5,288)
Interest income	380	156	111
Foreign exchange gain (loss)	(5)	(6)	2
Income before income taxes	17,978	37,837	15,028
Income tax expense	(4,377)	(5,864)	(2,768)
Net income	13,601	31,973	12,260
Net income attributable to non-controlling interest	195	339	135
Net income attributable to Daqo New Energy Corp. shareholders	$13,406	$31,634	$12,125

Net income	13,601	31,973	12,260
Other comprehensive income:
Foreign currency translation adjustments	(23,412)	14,826	4,904
Total other comprehensive income	(23,412)	14,826	4,904
Comprehensive income (loss)	(9,811)	46,799	17,164
Comprehensive income attributable to non-controlling interest	19	446	167
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$(9,830)	$46,353	$16,997

Income per ADS
Basic	1.06	2.91	1.15
Diluted	1.00	2.79	1.14
Weighted average ADS outstanding
Basic	12,630,578	10,853,166	10,529,730
Diluted	13,364,509	11,341,860	10,678,845

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017

ASSETS:
Current Assets:
Cash and cash equivalents	$160,298	$62,386	$30,443
Restricted cash	18,964	20,592	19,403
Accounts receivable, net	294	2,035	3,796
Notes receivable	19,332	49,723	10,540
Prepaid expenses and other current assets	8,496	8,278	7,011
Advances to suppliers	1,755	2,054	1,688
Inventories	33,657	19,502	15,981
Amount due from related parties	11,121	4,964	1,386
Total current assets	253,917	169,534	90,248
Property, plant and equipment, net	597,388	601,758	554,062
Prepaid land use right	25,155	26,686	25,125
Deferred tax assets	702	740	600
Investment in an affiliate	675	712	596
TOTAL ASSETS	877,837	799,430	670,631

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	102,746	109,485	96,158
Accounts payable	19,729	21,854	20,972
Notes payable	26,971	31,826	26,080
Advances from customers	19,208	9,664	10,483
Payables for purchases of property, plant and equipment	19,161	17,996	25,839
Accrued expenses and other current liabilities	7,222	14,471	9,426
Amount due to related parties	6,635	7,078	12,612
Income tax payable	5,233	11,650	6,386
Total current liabilities	206,905	224,024	207,506
Long-term borrowings	92,915	108,360	123,145
Other long-term liabilities	23,399	24,861	23,509
Advance from customers – long term portion	11,181	-	-
TOTAL LIABILITIES	334,400	357,245	354,160

EQUITY:
Ordinary shares	33	27	27
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	358,992	247,935	242,372
Accumulated gains	178,313	164,907	75,451
Accumulated other comprehensive income	4,590	27,826	(1,697)
Total Daqo New Energy Corp.’s shareholders’ equity	540,179	438,946	314,404
Non-controlling interest	3,258	3,239	2,067
Total equity	543,437	442,185	316,471
TOTAL LIABILITIES & EQUITY	877,837	799,430	670,631

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2018	2017
Operating Activities:
Net income	$45,573	$35,411
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	5,243	1,985
Inventory write-down	412	-
Reversal of allowance for doubtful accounts	-	(3)
Depreciation of property, plant and equipment	19,644	19,208
Disposal of assets loss	-	23

Changes in operating assets and liabilities:
Accounts receivable	2,732	1,161
Notes receivable	7,786	2,800
Prepaid expenses and other current assets	(1,039)	1,211
Advances to suppliers	889	76
Inventories	(15,371)	(3,403)
Amount due from related parties	2,852	182
Amount due to related parties	637	275
Prepaid land use rights	304	285
Accounts payable	(2,383)	1,776
Notes payable	2,665	8,302
Accrued expenses and other current liabilities	(8,981)	904
Income tax payable	(8,041)	958
Advances from customers	14,537	2,782
Deferred government subsidies	(356)	(334)
Net cash provided by operating activities	67,103	73,599

Investing activities:
Purchases of property, plant and equipment	(52,537)	(32,894)
Net cash used in investing activities	(52,537)	(32,894)

Financing activities:
Proceeds from related parties loans	53,049	39,697
Repayment of related parties loans	(52,957)	(59,565)
Proceeds from bank borrowings	13,353	32,953
Repayment of bank borrowings	(27,492)	(36,800)
Cash received from exercise of options	625	275
Proceeds from follow-on offering	113,541	-
Issuance cost	(6,919)	-
Net cash provided by (used in) financing activities	93,200	(23,440)

Effect of exchange rate changes	(1,171)	701
Net increase in cash, cash equivalents and restricted cash	106,595	17,966
Cash, cash equivalents and restricted cash at the beginning of the period	72,667	31,880
Cash, cash equivalents and restricted cash at the end of the period	179,262	49,846

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Jun 30, 2018	Jun 30, 2017
Cash and cash equivalents	$160,298	$30,443
Restricted cash	18,964	19,403
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	179,262	49,846

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017
Gross profit	27,170	46,222	24,245
Costs related to the non-operational Chongqing polysilicon operations	388	389	544
Non-GAAP gross profit	27,558	46,611	24,789

	Three months Ended
	Jun 30, 2018	Mar 30, 2018	Jun 30, 2017
Gross margin	40.6%	44.8%	31.9%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	0.6%	0.4%	0.7%
Non-GAAP gross margin	41.2%	45.2%	32.6%

	Three months Ended
	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017
Net income	13,601	31,973	12,260
Income tax expense	4,377	5,864	2,768
Interest expense	3,403	4,054	5,288
Interest income	(380)	(156)	(111)
Depreciation & Amortization	10,011	9,937	9,621
EBITDA (non-GAAP)	31,012	51,672	29,826
EBITDA margin (non-GAAP)	46.3%	50.0%	39.2%

	Three months Ended
	Jun 30, 2018	Mar 31, 2017	Jun 30, 2018
Net income attributable to Daqo New Energy Corp. shareholders	13,406	31,634	12,125
Costs related to the non-operational Chongqing polysilicon operations	388	389	544
Share-based compensation	4,384	859	1,104
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	18,178	32,882	13,773
Adjusted earnings per basic ADS (non-GAAP)	$1.44	$3.03	$1.31
Adjusted earnings per diluted ADS (non-GAAP)	$1.36	$2.90	$1.29

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://daqo.gotoip1.com/